Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Announces Second Quarter 2004 Results

For Immediate Release – July 28, 2004

Vancouver, Canada - Ballard Power Systems (TSX:BLD; NASDAQ:BLDP) reported its financial results for the second quarter ending June 30, 2004. All amounts are reported in U.S. dollars unless otherwise noted.

“Ballard continues to demonstrate its leadership as it expands what is already the world’s largest fuel cell vehicle demonstration fleet. Our second quarter results are in line with our plan and we continue to demonstrate strong fiscal discipline,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “In addition, in July we completed a Memorandum of Understanding with our Vehicular Alliance partners, DaimlerChrysler and Ford, which will enable Ballard to extend our leadership by allowing us to focus on the heart of the fuel cell engine (the fuel cell stack) while our partners focus on the more conventional vehicular fuel cell system components, or balance-of-plant technology and vehicle integration. Ballard remains the exclusive supplier of automotive fuel cells and fuel cell technology to DaimlerChrysler and Ford through 2021.”

Ballard’s revenue in the second quarter ending June 30, 2004 was $21.2 million, down from $29.1 million for the same period in 2003, primarily due to lower product revenue as a result of the completion of deliveries of heavy-duty bus engines to the European Fuel Cell Bus Project in 2003. Ballard’s net loss for the quarter was $30.6 million ($0.26 per share), compared to a loss of $33.4 million ($0.28 per share) for the same period in 2003. Cash used by operations and capital expenditures for the quarter was $22.5 million, compared to $0.1 million, excluding business integration and restructuring expenditures, for the same period last year, primarily due to unfavorable working capital and foreign exchange impacts.

Dave Smith, Ballard’s Chief Financial Officer, stated, “Our financial position remains solid with $317 million in cash reserves and Alliance partner equity commitments, and will be further strengthened by up to $58 million in engineering services revenue for our next generation fuel cell and electric drive programs from our Alliance partners.”

In July, Ballard announced a detailed, non-binding, Memorandum of Understanding (“MOU”) with DaimlerChrysler and Ford to realign responsibilities within, and strengthen, the Vehicular Alliance.  Ballard expects to finalize definitive agreements and complete the transaction later this year, subject to the ratification of the MOU by DaimlerChrysler’s Supervisory Board, and further approvals of the definitive agreements from the boards of each company, of Ballard’s shareholders and of regulatory agencies in Canada, the United States and Germany.

Key terms of the MOU include:

•                  DaimlerChrysler and Ford will acquire Ballard’s vehicular fuel cell system components, or balance-of-plant assets and in consideration,  DaimlerChrysler and Ford will return 9 million common shares to Ballard for cancellation, while a further 7.6 million shares reserved for issuance to DaimlerChrysler under a forward sale agreement will no longer be issued

•                  Ballard will focus on its core strength - fuel cell design, development and manufacturing

•                  DaimlerChrysler and Ford will increase their commitment to Ballard and fuel cells by:

•                  Making a Cdn.$55 million equity investment in Ballard

•                  Providing up to $58 million in engineering services revenue to Ballard

•                  Funding 100 percent of the balance-of-plant development expenses going forward

•                  Confirming program plans for the next generation fuel cell and electric drive

•                  Agreeing on a framework for the follow-on generation vehicular fuel cell

•                  Proactively supporting the building of the Ballard® fuel cell brand

•                  DaimlerChrysler will purchase the next generation fuel cell electric drive (this is in addition to Ford’s existing purchase commitment through 2021).

“This transaction reduces Ballard’s risk and increases our focus,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “It reduces our risk in financial terms, in operational terms, and in terms of commercialization. Ballard will be financially stronger due to higher cash balances, lower cash consumption and clear definition of, and funding for, our next generation vehicular fuel cell technology. It provides us with greater flexibility to work with other automakers to extend our industry-leading market share. DaimlerChrysler and Ford remain committed to fuel cells and will focus considerable resources and expertise on the refinement of the automotive fuel cell balance-of-plant and vehicle integration.”

The following table provides selected financial results adjusted for the effects of the transaction, on a pro-forma basis. The management proxy circular to be delivered to shareholders later this year in connection with the transaction will contain detailed pro-forma financial information.

(Expressed in thousands of U.S. dollars)

	Six months ended June 30, 2004		Year ended December 31, 2003
	Pro-Forma	As Reported	Pro-Forma	As Reported
Revenue	$26,557	$37,209	$84,751	$119,566
Operating Expenses	$58,083	$79,307	$121,800	$177,436
Net Loss	$(52,940)	$(67,718)	$(86,491)	$(125,092)

Management realignment to support commercialization

The following appointments are effective immediately. Mr. Noordin Nanji is appointed Vice President, Marketing & Business Development, a new position, replacing Ross Witschonke, Vice President Sales & Marketing, who is leaving Ballard by mutual agreement, to pursue other outside interests. Mr. Nanji’s former position, Vice President Corporate Strategy & Development, is eliminated with the functions of that group reassigned. Dave Smith, Chief Financial Officer, will assume responsibility for all strategy, legal and corporate relations activities in addition to his finance related responsibilities. Michael Rosenberg is appointed to the new position of Treasurer, reporting to Mr. Smith, and he will continue to be responsible for corporate relations. Ballard’s search for a Chief Technology Officer continues to be a top priority.

“This realignment of our executive team is aimed at strengthening our execution capability by building on the strengths we have within our organization,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “In addition to sales and service, a key focus for Noordin in this new role will be to strengthen our capabilities in product marketing and brand development. With Noordin retaining responsibility for corporate development and broadening that scope to include business development, we are well positioned to exploit strategic relationships with our current and prospective customers and suppliers.”

Ballard continues to set the standard in transportation fuel cells

DaimlerChrysler has delivered two F-Cell fuel cell vehicles to each of Deutsche Telecom and Bewag in Germany for addition to their vehicle fleets and will deliver six F-Cell vehicles for its Singapore fleet to Michelin, Lufthansa, BP Singapore, the Conrad Hotel, the National Environmental Agency and DaimlerChrysler Singapore. These vehicles are part of a fleet of up to 100 Ballard® fuel cell-powered vehicles to be rolled-out by DaimlerChrysler in 2004. DaimlerChrysler will also provide three Ballard® fuel cell-powered Citaro buses to Beijing, China, for a two-year fleet demonstration program expected to begin in late-2005.

Honda recently delivered two Ballard® fuel cell-powered FCX vehicles to the South Coast Air Quality Management District (“SCAQMD”) in California, adding to the fleet of Ballard-powered Honda fuel cell vehicles driving in real-world conditions in the U.S. and Japan.

Ballard will provide a light-duty fuel cell engine and related technology to the Japan Automotive Research Institute (“JARI”) to assist in the establishment of codes and standards in Japan. This order follows upon the delivery of a Ballard® fuel cell module for similar objectives last year. The information collected will assist JARI in benchmarking fuel cell engine performance and in advancing the development of codes and standards for fuel cell engines in Japan.

Over the next two years, Ballard customers will demonstrate over 160 Ballard® fuel cell-powered vehicles in 13 countries around the world.

Ballard continues to advance its power generation business

“Ballard’s power generation business is building momentum with the addition of new distributors and the launching of new power generation products,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Our developing relationships with industry-leading distributors in our target markets will give us access to a wide range of end-use customers for our fuel cell and other power generation products.”

BC Hydro initiated field testing of Ballard’s Nexa® RM Series fuel cell modules for electric utility repeater stations and electric utility sub-stations under a Memorandum of Understanding with Ballard that includes the potential for commercializing the Nexa® RM Series for utility backup applications. BC Hydro has 500 battery-based systems within its own operations which could potentially be replaced with fuel cells.

In July, Ballard introduced its 30 kW Ecostar™ power converter product for photovoltaic applications. The Ecostar™ power converter combines superior inverter and transformer efficiency with ease of installation and use, offering customers improved reliability and a reduced payback period for their product investment as compared to incumbent technologies. The 30 kW grid-tie Ecostar™ power converter joins Ballard’s recently announced 75 kW grid-tie inverter available for sale for the photovoltaic market.

In addition, Ballard has appointed five distributors to enhance sales channels for its Ecostar™ power converter products for photovoltaic applications - Energy Outfitters, Akeena Solar, DC Power, MBL & Sons and Solar Depot.

A conference call will be held at 7:00 a.m. Pacific Time (10:00 a.m. Eastern Time) on July 28, 2004 to discuss the results for the second quarter. Access to the call may be obtained by calling the operator at 416.640.4127 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 21054791#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com and will be archived for replay.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

FINANCIAL REVIEW

This financial review covers our interim consolidated financial statements for the three and six-month periods ended June 30, 2004. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated July 19, 2004.

All amounts in this report are in U.S. dollars, unless otherwise stated.

OVERVIEW

Our net loss for the three months ended June 30, 2004 was $30.6 million, or ($0.26) per share, compared with a net loss of $33.4 million, or ($0.28) per share, for the same period in 2003. A foreign exchange loss of $1.5 million compared to a foreign exchange gain of $8.3 million in 2003, was partly offset by $4.9 million of lower operating expenses and the fact that the 2003 period included a $7.3 million writedown of our investment in MicroCoating Technologies, Inc. (“MCT”) and business integration and restructuring costs of $1.8 million. Our net loss for the six months ended June 30, 2004 was $67.7 million, or ($0.57) per share, compared to a net loss of $56.0 million, or ($0.48) per share, for the same period in 2003. The higher loss for 2004 primarily results from a foreign exchange loss of $2.5 million compared to a foreign exchange gain of $16.2 million in 2003, a $14.1 million decline in engineering service revenue reflecting the near completion of the current generation light-duty fuel cell engine development program, and lower minority interest share of losses in subsidiaries of $4.6 million. This was partly offset by a $10.0 million decline in operating expenses, a $5.7 million improvement in product margins and the fact that the 2003 results included the $7.3 million writedown of investments discussed above and $4.4 million of business integration and restructuring costs.

Our revenues for the three months ended June 30, 2004 were $21.2 million, compared to $29.1 million for the same period in 2003. This includes a $7.6 million or 33% decrease in product revenues and a $0.4 million or 6% decrease in engineering service and other revenue. Our revenues for the six months ended June 30, 2004 were $37.2 million compared to $62.2 million for the same period in 2003. This includes a $10.9 million or 28% decrease in product revenues and a $14.1 million or 62% decrease in engineering service and other revenue. The decreases in product revenue primarily relate to lower shipments of heavy-duty bus engines and related product support services for the European Fuel Cell Bus Project. The decline in engineering service revenue results from the development phase of the current generation light-duty fuel cell engine program nearing completion and the next generation light-duty fuel cell engine development program being in the early stages.

Cash used by operations and capital expenditures for the three and six-month periods ended June 30, 2004 were $22.5 million and $49.6 million respectively, compared to $0.1 million and $18.3 million (excluding business integration and restructuring expenditures) for the same periods in 2003. The increases are primarily due to the higher losses (excluding non-cash items) described above and period over period changes in working capital requirements, which were driven primarily by swings in accounts receivable, accounts payable and accrued liabilities and accrued warranty liabilities.

SIGNIFICANT DEVELOPMENTS

On July 8, 2004, we entered into a comprehensive, non-binding Memorandum of Understanding (“MOU”) with our Vehicular Fuel Cell Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), under which DaimlerChrysler and Ford will acquire our 50.1% interest in Ballard Power Systems AG (“BPSAG”), formerly XCELLSIS GmbH. In exchange, DaimlerChrysler and Ford will return to us 9 million of our common shares that they currently own, valued at $73.8 million based on the average quoted market price of our common shares around the announcement date of $8.20 per share. These shares will then be cancelled. Further, the existing forward sale agreement related to the purchase by Ballard of the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million shares of Ballard to DaimlerChrysler, will be modified accordingly, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford. As a result of this transaction, it is anticipated that we will record an estimated loss of $23 million in the third quarter of 2004. The estimated loss is subject to change due to a number of variables, including changes in our net investment in BPSAG and purchase price adjustments.

On completion of this transaction we will continue to be responsible for the research, development and manufacture of fuel cells and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell system (balance-of-plant).

Under the terms of the MOU, DaimlerChrysler and Ford will also provide to us up to $58 million in funding for our development of the next two generations of vehicular fuel cells and the next generation electric drive system, subject to achieving pre-defined milestones. At closing, DaimlerChrysler and Ford will also invest a total of Cdn.$55 million in exchange for 4,457,545 shares.

Under the terms of the MOU, following the close of the transaction, DaimlerChrysler’s ownership in Ballard is expected to increase from 16.6% to 18.8% and Ford’s ownership in Ballard is expected to decrease from 18.7% to 13.9%.

After giving effect to the proposed share cancellations and the issuance of the 4,457,545 shares discussed above, our issued and outstanding share capital is expected to be reduced from 118,426,540 as at July 19, 2004 to 113,884,085 common shares at the closing of the transaction.

We expect to finalize definitive agreements and complete the transaction later this year, subject to the ratification of the MOU by DaimlerChrysler’s Supervisory Board, and further approvals from the boards of directors of Ballard and Ford, of our shareholders and of regulatory agencies in Canada, the United States and Germany.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and to an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to our consolidated financial statements contained in our 2003 Annual Report. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

In late 2003, the Emerging Issues Committee (the “EIC”) of the Canadian Institute of Chartered Accountants (the “CICA”) issued EIC-141 Revenue Recognition, EIC-142 Revenue Arrangements with Multiple Deliverables and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. The EIC guidelines provide interpretive guidance for applying the standards in Section 3400 Revenue, of the CICA Handbook and bring Canadian standards in line with U.S. standards. The new guidance had no impact on us, as our accounting for revenues is consistent with U.S. GAAP.

CICA Accounting Guideline 13 (“AcG-13”) Hedging Relationships came into effect for our fiscal 2004 results. To manage our exposure to currency rate fluctuations, we periodically enter into forward foreign exchange contracts, which do not qualify for hedge accounting under AcG-13. Therefore we have applied the guidance in EIC-128 Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments and have adopted the fair value method of accounting for forward foreign exchange contracts. The fair value of the contract is recognized on the balance sheet and changes in the fair value are recorded as gains or losses in the period of change. There were no material impacts to any of the periods reported as a result of adopting EIC-128.

RESULTS OF OPERATIONS

Revenues for the three months ended June 30, 2004 were $21.2 million, an $8.0 million or 27% decrease from the same period in 2003. Revenues for the six months ended June 30, 2004 were $37.2 million, a decrease of $25.0 million or 40% from the same period in 2003. The decreases in revenues reflect lower product and engineering service and other revenues, primarily from the Transportation market segment.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended June 30
	2004			2003
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$11,502	$5,763	$17,265	$18,517	$6,125	$24,642
Power Generation	482	—	482	809	—	809
Material Products	3,423	—	3,423	3,698	—	3,698
	$15,407	$5,763	$21,170	$23,024	$6,125	$29,149

	Six months ended June 30
	2004			2003
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$20,745	$8,580	$29,325	$30,870	$22,713	$53,583
Power Generation	1,255	—	1,255	1,272	—	1,272
Material Products	6,629	—	6,629	7,392	—	7,392
	$28,629	$8,580	$37,209	$39,534	$22,713	$62,247

The decline in Transportation product revenues for the three and six-month periods ended June 30, 2004, primarily resulted from lower shipments of heavy-duty bus engines and related product support services reflecting the completion of product deliveries for the European Fuel Cell Bus Project during 2003. The decrease in revenues for the six months ended June 30, 2004, was partly offset by revenues from a previously announced order to supply heavy-duty bus engines to a customer in California.

Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell engine program development milestones for our customers, the related costs of which are included in research and development expenses. The significant decline in engineering service revenue for the three and six-month periods ended June 30, 2004, as compared to the same period in 2003, resulted from the development phase of the current generation light-duty fuel cell engine program nearing completion and the next generation light-duty fuel cell engine program being in the early stages. As previously announced, and for the reason noted above, we expect engineering service revenue to be significantly less in the second half of 2004 relative to the first half of the year. Engineering service revenue for the next generation light-duty and electric drive programs is expected to begin in 2005, assuming the completion of the transactions contemplated in the MOU as discussed above.

Power Generation revenues for the three months ended June 30, 2004 decreased by $0.3 million or 40% over the same period in 2003 due to lower sales volumes. Power Generation revenues for the six months ended June 30, 2004 were consistent with revenues during the same period in 2003.

Material Products revenues for the three and six-month periods ended June 30, 2004 decreased by $0.3 million, or 7%, and $0.8 million, or 10%, respectively, as compared to the comparative periods in 2003, due primarily to slightly lower demand for carbon fiber products.

Cost of product revenues for the three months ended June 30, 2004 were $10.3 million, a decrease of $8.2 million or 44% compared to the same period in 2003. Cost of product revenues for the six months ended June 30, 2004 were $24.3 million, a decrease of $16.6 million or 41% from the same period in 2003. The lower cost of product revenues primarily reflects the decrease in shipments of heavy-duty bus engines and related product support services discussed above and reductions of accrued warranty liabilities of $5.6 million and $6.0 million for the three and six-month periods ended June 30, 2004, respectively, compared to warranty reductions of $0.1 million and $3.2 million for the same periods in 2003. The reduction in accrued warranty liabilities was primarily due to contractual expirations, improved lifetime expectancy and lower production costs for our light and heavy-duty fuel cell modules.

Research and product development expenses for the three months ended June 30, 2004 were $22.2 million, a decrease of $5.1 million or 19% compared to the same period in 2003. Research and product development expenses for the six months ended June 30, 2004 were $43.9 million, an $8.8 million or 17% decrease from the same period in 2003. The decreases were primarily due to the winding-down of our current light-duty and heavy-duty fuel cell engine development programs, and cost reduction initiatives and restructuring activities. The next generation light-duty fuel cell engine program is in the early stages of development and costs are expected to increase as the year progresses. The decrease in research and product development expenditures were partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three and six-month periods ended June 30, 2004, compared to the same periods in 2003.

Included in research and product development expenses for the three and six-month periods ended June 30, 2004, were costs of $3.7 million and $7.9 million, respectively, related to our achievement of predefined milestones for our customers under the current light-duty fuel cell engine development program for which we earned engineering service revenue. This compares to engineering service-related expenditures of $6.8 million and $14.0 million for the same periods in 2003.

General and administrative expenses for the three months ended June 30, 2004 were $4.4 million, an increase of $0.3 million or 7% compared to the same period in 2003. The primary reason for the increase is the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar. General and administrative expenses for the six months ended June 30, 2004 were $7.4 million, a $1.5 million or 16% decrease from the same period in 2003. The decrease primarily reflects the reversal of provisions for bonuses and the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2003. The decrease was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Marketing expenses for the three months ended June 30, 2004 were $2.5 million, a $0.2 million or 9% decrease from marketing expenses in the same period of 2003. Marketing expenses for the six months ended June 30, 2004 were $4.7 million, a $0.4 million or 7% decrease from the same period in 2003. The decreases in marketing expenses were a result of cost reduction initiatives, partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three and six-month periods ended June 30, 2004 compared to the same periods in 2003.

Depreciation and amortization was $11.6 million for the three months ended June 30, 2004, an increase of $0.2 million or 1% as compared to the same period in 2003. Depreciation and amortization was $23.3 million for the six months ended June 30, 2003, a $0.6 million or 3% increase from the same period in 2003. The increases reflect the amortization of intangible assets associated with intellectual property purchased in 2003, including intellectual property resulting from our acquisition of FirstEnergy Corp.’s (“FirstEnergy”) equity interest in our subsidiary, Ballard Generation Systems Inc. (“BGS”), in May 2003.

Investment and other income (loss) was a loss of $77,000 for the three months ended June 30, 2004, compared to income of $10.3 million for the corresponding period in 2003. For the six months ended June 30, 2004, investment and other income was $33,000, compared to $20.5 million for the same period in 2003.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of U.S. dollars)	2004	2003	2004	2003
Investment and other income	$1,465	$2,004	$2,504	$4,315
Foreign exchange gain (loss)	(1,542)	8,310	(2,471)	16,196
	$(77)	$10,314	$33	$20,511

Investment and other income, excluding foreign exchange gain (loss), was $1.5 million and $2.5 million for the three and six-month periods ended June 30, 2004, respectively, a decline of $0.5 million, or 27%, and $1.8 million, or 42%, compared to the same periods in 2003. The declines are primarily due to lower interest rates and lower average cash balances. Foreign exchange losses of $1.5 million and $2.5 million for the three and six-month periods ended June 30, 2004, respectively, compare to foreign exchange gains of $8.3 million and $16.2 million for the same periods in 2003. Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. The losses for the three and six-month periods ended June 30, 2004, were primarily driven by declines of 1.4% and 3.7%, respectively, from the beginning of each of the periods in the Canadian dollar, relative to the U.S. dollar. This compares to increases of 7% and 14.2% for the same periods in 2003 on higher balances of Canadian-denominated net monetary assets. While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro-denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Writedown of investments for the three and six-month periods ended June 30, 2004 were nil compared to $7.3 million for each of the same periods in 2003. The writedown represented 100% of our investment in MCT as described above.

Minority interest for the three and six-month periods ended June 30, 2004 was nil, a decrease of $1.0 million and $4.6 million from the corresponding period in 2003. During the second quarter of 2003, we ceased recording the minority interests’ share of the losses of our subsidiaries, BGS and BPSAG. We increased our ownership of BGS to 100% with our acquisition of FirstEnergy’s equity interest in BGS in May 2003. For BPSAG, the minority interest’s share of losses in BPSAG exceeded the minority interest’s investment in this company and therefore we began recognizing 100% of the losses of BPSAG in our financial statements.

Business integration and restructuring costs for the three and six-month periods ended June 30, 2004 were nil compared to $1.8 million and $4.4 million for the corresponding periods in 2003. The costs in 2003 represent severance and other compensation payments, facility closure costs and other expenditures associated with restructuring and integration activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $274.7 million as at June 30, 2004, a decrease of $52.4 million from the end of 2003. The decrease was primarily driven by net losses (excluding non-cash items) of $38.1 million, higher non-cash working capital requirements of $10.4 million and investing outflows of $3.9 million (excluding an increase in short-term investments). Cash, cash equivalents and short-term investments decreased by $21.3 million during the comparative six-month period ended June 30, 2003, driven by net losses (excluding non-cash items) of $20.3 million and investing outflows of $4.0 million (excluding a decrease in short-term investments), partly offset by lower non-cash working capital requirements of $1.9 million.

Cash used by operations for the three and six-month periods ended June 30, 2004 were $21.6 million and $48.5 million, respectively. This compares to $0.2 million and $18.4 million for the corresponding periods in 2003. The higher cash requirements for operations during 2004 were driven by increases in cash losses as a result of the factors discussed above and higher non-cash working capital requirements.

For the three months ended June 30, 2004, working capital requirements resulted in cash outflows of $5.9 million compared to cash inflows of $10.5 million for the corresponding period in 2003. In 2004, accounts payable and accrued liabilities declined from the beginning of the quarter due to the timing of payments of employee bonuses and reduced expenditures. Deferred revenue decreased as we met obligations to provide certain services for which we had required deposits, which were recognized as revenue. As well, accrued warranty liabilities decreased primarily because of a reversal of light and heavy-duty warranty obligations partly offset by increases due to product shipments. These increases in working capital were partly offset by lower accounts receivable due to invoice timing and reduced inventories resulting from the timing of product shipments.

For the six months ended June 30, 2004, working capital requirements resulted in cash outflows of $10.4 million compared to cash inflows of $1.9 million for the corresponding period in 2003. Accounts payable and accrued liabilities and accrued warranty liabilities declined from the beginning of the year for the same reasons mentioned above for the quarter and inventories increased due to a build-up of raw materials for transportation customer deliveries and higher service inventory requirements to support bus programs in Europe, Australia and the U.S. Accounts receivable decreased due to lower sales and improved collections and deferred revenue increased due to deposits received for future revenue deliverables.

Investing activities resulted in cash outflows of $80.3 million and $133.5 million for the three and six-month periods ended June 30, 2004, respectively, compared to cash inflows of $4.7 million and $4.2 million during the corresponding periods in 2003. A steepening of the U.S. yield curve, providing better returns on longer-term instruments, drove the increases in short-term investments.  The increases in investments represent cash investments of $0.3 million and $0.7 million in Chrysalix Energy Limited Partnership during the three and six-month periods, respectively, as well as an investment of $1.7 million in our associate company, EBARA BALLARD Corporation, for the six-month period. Capital spending of $0.9 million and $1.1 million for the three and six-month periods ended June 30, 2004, respectively, was primarily for manufacturing equipment and lab and test equipment.

Financing activities resulted in cash inflows of $9,000 and $5,000 for the three and six-month periods ended June 30, 2004, compared to cash inflows of $0.8 million and $1.1 million during the corresponding periods in 2003. The cash inflows for all periods were primarily net proceeds from the exercise of employee stock options.

As at July 19, 2004, we had 118,426,540 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 7,253,015 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2004, we had cash, cash equivalents and short-term investments totaling $274.7 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for proton exchange membrane fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our working capital requirements, foreign exchange fluctuations, the results of our development and demonstration programs and the successful completion of the pending sale of BPSAG. In addition to our cash resources, we expect our funding requirements to be met through product and engineering service revenue as well as through our Alliance partners, DaimlerChrysler and Ford, fulfilling their commitment to provide us with Cdn.$55 million in equity funding.

As discussed above, we have entered into a comprehensive non-binding MOU with our Alliance partners, DaimlerChrysler and Ford, whereby they will acquire 100% of BPSAG. On completion of this transaction we will continue to be responsible for the research, development and manufacture of fuel cells and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell system (balance of plant).

The following table provides selected financial results adjusted for the effects of the transaction, on a pro-forma basis. The management proxy circular to be delivered to shareholders later this year in connection with the transaction will contain detailed pro-forma financial information.

(Expressed in thousands of U.S. dollars)

	Six months ended June 30, 2004		Year ended December 31, 2003
	Pro-Forma	As Reported	Pro-Forma	As Reported
Revenue	$26,557	$37,209	$84,751	$119,566
Operating Expenses	$58,083	$79,307	$121,800	$177,436
Net Loss	$(52,940)	$(67,718)	$(86,491)	$(125,092)

We, together with DaimlerChrysler and Ford, have developed program plans for the next generation vehicular fuel cell and electric drive. We have also jointly established a framework for the development and funding of the follow-on next generation vehicular fuel cell. Under the terms of the MOU, DaimlerChrysler and Ford will provide, as engineering service revenue, up to $58 million, subject to achievement of predefined milestones, for the next two generations of vehicular fuel cells and the next generation electric drive system.

In addition, the MOU provides that, at closing, DaimlerChrysler and Ford will invest a total of Cdn.$55 million in exchange for 4,457,545 shares.

We believe that our cash, cash equivalents and short-term investments, together with funding commitments from our Alliance partners, are sufficient to meet our planned growth and development activities for at least the next several years.

As at June 30, 2004, there were no significant changes in our contractual obligations and commercial commitments from those reported in our 2003 Annual Report.

Periodically, we enter into forward exchange contracts to manage our exposure to currency rate fluctuations. As at June 30, 2004, there were no forward exchange contracts outstanding.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in the “Management’s Discussion and Analysis” section of our 2003 Annual Report and except as follows, remain substantially unchanged.

While we have entered into a non-binding MOU with DaimlerChrysler and Ford, there is a risk that the transactions contemplated in the MOU may not be successfully completed, as completion remains subject to the successful negotiation of the definitive agreements and receipt of necessary corporate, regulatory and shareholder approvals, all as described above under Significant Developments.

Assuming the transactions contemplated in the MOU are successfully completed, additional risk factors relating to our business and the operation of the Alliance may arise. These changes in risk will be fully discussed in the management proxy circular concerning the transaction, which is expected to be distributed to shareholders later this year.

Consolidated Balance Sheets

Unaudited (Expressed in thousands of U.S. dollars)

	June 30, 2004	December 31, 2003
Assets

Current assets:
Cash and cash equivalents	$96,124	$278,099
Short-term investments	178,578	49,013
Accounts receivable	14,893	22,648
Inventories	30,247	26,284
Prepaid expenses and other current assets	1,893	2,420
	321,735	378,464

Property, plant and equipment	78,875	85,685
Intangible assets	114,564	133,362
Goodwill	220,308	220,308
Investments	15,217	13,841
Other long-term assets	4,345	3,175
	$755,044	$834,835

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$29,958	$42,946
Deferred revenue	5,028	3,890
Accrued warranty liabilities	28,470	32,936
	63,456	79,772

Long-term liabilities	13,884	13,360
	77,340	93,132
Shareholders’ equity:
Share capital	1,229,138	1,227,079
Contributed surplus	4,377	2,717
Accumulated deficit	(555,575)	(487,857)
Cumulative translation adjustment	(236)	(236)
	677,704	741,703
	$755,044	$834,835

Consolidated Statements of Operations and Accumulated Deficit

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
		(restated(1))		(restated(1))
Revenues:
Product revenues	$15,407	$23,024	$28,629	$39,534
Engineering service and other revenue	5,763	6,125	8,580	22,713

Total revenues	21,170	29,149	37,209	62,247

Cost of product revenues	10,272	18,503	24,334	40,978
Research and product development	22,229	27,331	43,920	52,689
General and administrative	4,380	4,081	7,365	8,815
Marketing	2,465	2,700	4,699	5,054
Depreciation and amortization	11,574	11,430	23,323	22,721
Total cost of revenues and expenses	50,920	64,045	103,641	130,257

Loss before undernoted	(29,750)	(34,896)	(66,432)	(68,010)
Investment and other income (loss)	(77)	10,314	33	20,511
Writedown of investments	—	(7,335)	—	(7,335)
Equity in loss of associated companies	(620)	(520)	(1,008)	(1,049)
Minority interest	—	986	—	4,578
Business integration and restructuring costs	—	(1,770)	—	(4,385)
Loss before income taxes	(30,447)	(33,221)	(67,407)	(55,690)
Income taxes	108	186	311	278
	(30,555)	(33,407)	(67,718)	(55,968)
Accumulated deficit, beginning of period	(525,020)	(385,326)	(487,857)	(362,765)
	$(555,575)	$(418,733)	$(555,575)	$(418,733)
	$(0.26)	$(0.28)	$(0.57)	$(0.48)
Weighted average number of common shares outstanding	118,384,845	117,483,809	118,315,117	116,718,869

(1) Certain comparative figures have been restated due to the application of accounting for asset retirement obligations and the expensing of stock options.

Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
		(restated(1))		(restated(1))
Cash provided by (used for):
Operating activities:
Net loss for period	$(30,555)	$(33,407)	$(67,718)	$(55,968)
Items not affecting cash:
Compensatory shares	1,288	2,854	2,117	5,208
Depreciation and amortization	13,064	13,129	26,343	26,802
Loss on sale and write-downs of property, plant and equipment	(54)	5	305	50
Writedown of investments	—	7,335	—	7,335
Equity in loss of associated companies	620	520	1,008	1,049
Minority interest	—	(986)	—	(4,578)
Other	(51)	(94)	(150)	(181)
	(15,688)	(10,644)	(38,095)	(20,283)
Changes in non-cash working capital:
Accounts receivable	3,365	11,418	7,755	3,630
Inventories	1,300	1,738	(3,963)	1,325
Prepaid expenses	(133)	95	527	1,015
Accounts payable and accrued liabilities	(3,370)	(2,428)	(11,391)	(8,944)
Deferred revenue	(1,696)	462	1,138	394
Accrued warranty liabilities	(5,378)	(801)	(4,466)	4,476
	(5,912)	10,484	(10,400)	1,896
Cash used by operations	(21,600)	(160)	(48,495)	(18,387)
Investing activities:
Net (increase) decrease in short-term investments	(78,697)	8,609	(129,565)	8,152
Additions to property, plant and equipment	(868)	(636)	(1,149)	(1,733)
Additions to intangible assets	(23)	(557)	(23)	(557)
Proceeds on sale of property, plant and equipment	38	6	132	8
Proceeds on sale of intangible assets	—	—	—	479
Investments	(272)	(1,610)	(2,384)	(1,610)
Acquisition of other businesses	—	(1,879)	—	(1,879)
Other long-term assets	(758)	147	(1,170)	60
Long-term liabilities	305	595	674	1,238
	(80,275)	4,675	(133,485)	4,158
Financing activities:
Net proceeds on issuance of share capital	9	795	9	1,127
Other	—	(11)	(4)	(30)
	9	784	5	1,097
Increase (decrease) in cash and cash equivalents	(101,866)	5,299	(181,975)	(13,132)
Cash and cash equivalents, beginning of period	197,990	218,802	278,099	237,233
Cash and cash equivalents, end of period	$96,124	$224,101	$96,124	$224,101

(1) Certain comparative figures have been restated due to the application of accounting for asset retirement obligations and the expensing of stock options.

SEGMENTED FINANCIAL INFORMATION

The Corporation operates in three market segments, Transportation, Power Generation and Material Products. The Corporation develops, manufactures and markets complete proton exchange membrane (“PEM”) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of fuel cell and other power generation products ranging from 1 kW portable power products and larger stationary products to power electronics for the Power Generation market segment. The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Revenues
Transportation	$17,265	$24,642	$29,325	$53,583
Power Generation	482	809	1,255	1,272
Material Products	3,423	3,698	6,629	7,392
	$21,170	$29,149	$37,209	$62,247
Segment gain (loss) for period(1)
Transportation	$1,537	$(52)	$(4,153)	$(1,641)
Power Generation	(3,897)	(3,780)	(7,112)	(7,294)
Material Products	136	(225)	13	(68)
Total	(2,224)	(4,057)	(11,252)	(9,003)
Corporate amounts
Research and product development	(9,107)	(12,628)	(19,793)	(22,417)
General and administrative	(4,380)	(4,081)	(7,365)	(8,815)
Marketing	(2,465)	(2,700)	(4,699)	(5,054)
Depreciation and amortization	(11,574)	(11,430)	(23,323)	(22,721)
Investment and other income (loss)	(77)	10,314	33	20,511
Writedown of investments	—	(7,335)	—	(7,335)
Equity in loss of associated companies	(620)	(520)	(1,008)	(1,049)
Minority interest	—	986	—	4,578
Business integration and restructuring costs	—	(1,770)	—	(4,385)
Loss before income taxes	$(30,447)	$(33,221)	$(67,407)	$(55,690)

(1)          Research and product development costs directly related to segments are included in segment gain (loss) for the period.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen is a trademark of Ballard Power Systems Inc. Ecostar is a trademark of Ballard Power Systems Corp.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com